                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003
                         Commission File Number: 1-13368
                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F [ x ]                  Form 40-F  [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [    ]                       No [  x  ]

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .]

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POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1: An English-language translation of documents with respect to the Performance in May, 2003 of POSCO.

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o EXHIBIT 99.1

                        PERFORMANCE IN MAY, 2003 (POSCO)


                                                       (Unit: 1,000tons, KRW BN)

                                                           APR., '03                          MAY, '02
                                      May,         ------------------------          ------------------------
           ITEMS                      '03          RESULTS           CHANGE          RESULTS           CHANGE
        -----------                  -----         -------           ------          -------           ------
        Crude Steel
        Production                   2,446          2,335             4.8%            2,357              3.8%
                                    ------         ------             ---            ------            -----
       Sales Volume                  2,385          2,330             2.4%            2,263              5.4%
                                    ------         ------             ---            ------            -----
       Sales Revenue                 1,186          1,155             2.7%              961             23.4%
                                    ------         ------             ---            ------            -----
     Operating Profit                  306            313            -2.1%               97            214.6%
                                    ------         ------             ---            ------            -----
        Total asset                 17,332         17,345            -0.1%           17,939             -3.4%
                                    ------         ------             ---            ------            -----
     Total Liabilities               5,540          5,769            -4.0%            7,295            -24.1%
                                    ------         ------             ---            ------            -----


The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.




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                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            (Registrant)

Date    June 3, 2003                        By   /s/ Sohn , Yong-Ho
----------------------------                  --------------------------------
                                              (Signature)*
                                              Name: Sohn Yong-Ho
*Print the name and title under the           Title: General Manager of Finance
 signature of the signing officer.                       Management Department